

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2016

Ms. Laurie L. Green, Esq.
Greenberg Traurig, P.A.
401 East Las Olas Boulevard
Fort Lauderdale, FL 33301

> **Re: Professional Diversity Network, Inc.**
> **Schedule TO-I**
> **Filed on September 28, 2016**
> **File No. 005-87999**

Dear Ms. Green:

We have reviewed your filing and have the following comments.

General

1. Please clarify disclosure to state that the Share Issuance will close after expiration of the tender offer.

Board Representation Rights, page 28

2. Disclosure indicates that certain information called for by Rule 14f-1 is provided in the Offer to Purchase. Please confirm that you will transmit to security holders all information called for by that rule not less than 10 days prior to the date any applicable director takes office.

You may contact Jennifer López, Attorney-Adviser, at (202) 551-3792 or me at (202) 551-3503 with any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions